SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.: 0)*

Name of Issuer:	Science Applications International Corporation

Title of Class of Securities:	Preferred Stock

CUSIP Number:	78390XPA3

Date of Event Which Requires Filing of this Statement: December 31, 2006

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)
(  ) Rule 13d-1(c)
(  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.: 78390XPA3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vanguard Fiduciary Trust Company, acting in various fiduciary capacities. 23-2186884.

2.	CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

Not Applicable A. B.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.	SOLE VOTING POWER

None

6.	SHARED VOTING POWER

115,459,098 Shares

7.	SOLE DISPOSITIVE POWER

None

8.	SHARED DISPOSITIVE POWER

115,459,098 Shares

13G

CUSIP No.: 78390XPA3

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,459,098 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

35.376%%

12.	TYPE OF REPORTING PERSON

BK

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

_________________

Item 1 (a) — Name of Issuer

Science Applications International Corporation

Item 1 (b) — Address of Issuer’s Principal Executive Offices:

10260 Campus Point Drive San Diego, CA 92121

Item 2 (a) — Name of Person Filing:

This filing is made by Vanguard Fiduciary Trust Company, Trustee

Item 2 (b) – Address of Principal Business Office or, if none, residence

500 Admiral Nelson Blvd. Malvern, PA 19355

Item 2 (c) — Citizenship

Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania

Item 2 (d) — Title of Class of Securities

Preferred Stock

Item 2 (e) — CUSIP Number

78390XPA3

Item 3 — Type of Filing:

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (b) X Bank as defined in Section 3(a)(6) of the Act.

Item 4 — Ownership:

(a) Amount Beneficially Owned:

115,459,098 Shares

(b) Percent of Class:

35.376%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: None

(ii) shared power to vote or to direct the vote: 115,459,098 Shares*

(iii) sole power to dispose or to direct the disposition of: None

(iv) shared power to dispose or to direct the disposition of: 115,459,098 Shares**

* Each participant holding shares of preferred stock in the Plan shall instruct the Trustee how to vote the shares of stock attributable to such participant's account, whether or not vested. The Trustee, itself or by proxy, shall vote shares of preferred stock attributable to such participants accounts in accordance with the instruction of such participants. If, within 5 days prior to any vote of stockholders, the Ttrustee has not received instructions from such participants with respect to any shares of stock in their accounts, the Trustee may vote such sharesat such meeting in the same proportion as the shares for which the Trustee has received timely instructions, subject to applicable law. There are no conversion privileges for the preferred stock shares; however, the preferred stock shares have 10 voting rights to 1 voting right for common stock shares.

**Shares of preferred stock in the Plan are held in various accounts, allocated by the source of contribution (employer, the predecessor to the employer or the employee) and may be disposed of by the Plan or the Trustee only in accordance with the terms of the Plan.

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

         Subjext to the terms of the Plan, participants in the plan are entitled ro receive certain distributions of assets held by the Plan. Such distributions may include proceeds from the sale of shares of Common Stock refelected in this Schedule 13G.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.     Identification and Classification of Members of the Group.

Not Applicable

Item 9.     Notice of Dissolution of Group.

Not Applicable

Item 10.     Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2007 Vanguard Fiduciary Trust Company, Trustee By: Name: Amy Cooper Title: Secretary